[NeurogesX, Inc. Letterhead]

January 6, 2012

Mellissa Campbell Duru

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	NeurogesX, Inc.
Schedule TO-I
Filed November 14, 2011
File No. 5-82872

Dear Ms. Duru:

NeurogesX, Inc (the “Company”) is submitting this letter in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) orally by telephone to Michael O’Donnell, counsel to the Company, with respect to the Company’s Schedule TO-1 (File No. 5-82872) filed with the SEC on November 14, 2011 (the “Schedule TO”). For your convenience, we have summarized what we believe is your comment and have provided a response to such comment below.

COMMENT: Please confirm that the forms of Exhibits attached to the Schedule TO were delivered to the individuals eligible to participate in the tender offer on a timely basis prior to the expiration of the offer.

RESPONSE: In response to the Staff’s comment, we respectfully submit that all forms attached to the Schedule TO were delivered to the individuals eligible to participate in the tender offer on a timely basis prior to the expiration of the offer as follows:

Deliverable	Reference	Delivery Date
Schedule TO and supporting documents	Schedule TO and Exhibits (a)(1)(A) through (a)(1)(G)	November 14, 2011

Reminder e-mail #1	Exhibit (a)(1)(E) to Schedule TO	November 28, 2011

Reminder e-mail #2	Exhibit (a)(1)(E) to Schedule TO	December 7, 2011

Last day e-mail (containing final exchange ratios and exercise price information)	Exhibit (a)(1)(E) to Schedule TO	December 12, 2011 at 2:09 p.m. Pacific Standard Time

Mellissa Campbell Duru

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

*        *        *

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any further questions or comments, please do not hesitate to contact me at (650) 358-3300.

Sincerely,

/s/ Stephen Ghiglieri
Stephen Ghiglieri Executive Vice President, Chief Operating Officer and Chief Financial Officer

Cc:	Ronald A. Martell,

President and Chief Executive Officer

NeurogesX, Inc.

Michael O’Donnell, Esq.

Michael Frank, Esq.

Jessica Rice, Esq.

Gavin McCraley, Esq.

Morrison & Foerster LLP